

MACEUTICAL

Report 2002



About Our Cover and Company

Artist Jane Nelson's hand-painted silk fabric portrays a creative impression of the breathtaking beauty of nature. With careful attention to detail, she draws us to the newly blossomed flowers in the foreground. Strokes of color take us further into the canvass where a bold evolving mountain-landscape begins to unfold. A hint of a rainbow and vast blue heavens reveal the promise of a future yet to come.

In this report, KV brings you the details of its seventh consecutive year of record revenues and operating profits. We discuss recent breakthrough advances in our technologies and products and also report on successful marketing achievements in all three of our business segments. With great pride, we celebrate 60 years of commitment to providing innovative, quality products for the benefit of all. The creative evolution of our Company continues . . .

Table of Contents

Financial Highlights 1

Shareholders' Letter 2

Financial Results 6

Technology and Innovation 8

ETHEX Corporation 10

Ther-Rx Corporation 14

Particle Dynamics, Inc. 18

KV at 60 Highlights 20

Ten Year Financial Summary 22

Management's Discussion & Analysis 25

Consolidated Balance Sheets 32

Consolidated Statements of Income 33

Consolidated Statements of Shareholders' Equity 34

Consolidated Statements of Cash Flows . . . 35

Notes to Consolidated Financial Statements 36

Report of Independent Certified Public Accountants 49

Glossary 50

Trademark Information 50

Corporate Information 50

Shareholder Information 51

Financial Highlights

($ in thousands, except per share data)

Years Ended March 31,	2002	2001	2000	1999	1998
Income Results					
Net Revenues (a)	$ 204,105	$ 177,767	$ 142,734	$ 112,853	$ 97,714
Operating Income	49,294	37,972	34,192	24,116	16,893
Net Income	31,464	23,625	24,308 (a)	23,340 (a)	11,304
Net Income per Share					
Basic	1.03	.80	.85 (b) (c)	.84 (b) (c)	.40 (c)
Diluted	.98	.74	.80 (b) (c)	.78 (b) (c)	.38 (c)

(a) Under EITF 01-09, we reclassified certain prior period items which had been previously included in selling and administrative expenses, resulting in a reduction of net revenues. The reclassification did not affect reported operating income or net income.

(b) Net income in fiscal 2000 and 1999 includes non-recurring gains associated with $7.0 million and $13.3 million arbitration awards, respectively. The awards net of applicable income taxes and expenses (see Note 16 of Notes to Consolidated Financial Statements) were as follows:

	Net Income		Per Basic Share		Per Diluted Share	
	2000	1999	2000	1999	2000	1999
Net income without nonrecurring gain	$ 20,430	$ 15,385	$ .71	$ .55	$ .67	$ .51
Nonrecurring gain	3,878	7,955	.14	.29	.13	.27
Total net income	$ 24,308	$ 23,340	$ .85	$ .84	$ .80	$ .78

(c) Net Income per common share has been restated to reflect 3 for 2 splits that occurred on September 7, 2000 and April 17, 1998.

Financial Position	2002	2001	2000	1999	1998
Total Assets	$ 195,192	$ 151,417	$ 140,385	$ 127,990	$ 68,361
Long-Term Debt	4,387	5,080	16,779	31,491	4,902
Shareholders' Equity	158,792	125,942	97,799	67,548	44,164

To Our Shareholders

Building A Legacy of Innovation and Success

As KV commemorates it's 60th year of operations, we look to the legacy the Company has built, and, more importantly, to expanding that heritage going forward. Innovation... resilience...financial performance...a focus on results... teamwork and creativity are the hallmarks of our Company's culture as it has been built and as it will continue to be built.

For 60 years KV has demonstrated its ability to design diverse, advanced drug delivery technologies, and has built upon that core competency state-of-the-art manufacturing processes and facilities necessary to produce quality pharmaceutical products. We have consistently emphasized the use of technology to create the best products at competitive prices. KV technologies have allowed us to improve existing or new medications in order to enhance efficacy and to minimize harmful or discomforting side effects.

Innovation... resilience... financial performance... a focus on results... teamwork and creativity are the hallmarks of our Company's culture as it has been built and as it will continue to be built.

ETHEX CORPORATION



ETHEX Net Revenues
Millions
$132.2
$141.0
120
90
'00
'01
'02

KV added a new chapter to its evolution beginning in 1990, when it began marketing its own products through ETHEX Corporation. Today, more than 80 ETHEX products can be found in every major distribution channel in the United States. ETHEX Corporation has been a resounding success, propelling the company away from a dependence on other pharmaceutical marketers for its growth and profitability to a leadership role among integrated specialty pharmaceutical companies. In fiscal 2002, net revenues for ETHEX Corporation increased 7%, to $141 million, which comprised 69% of the Company's consolidated net revenues.

As we tackle the growth opportunities in both the generic and branded marketplace, we will stay true to the common element of our success: the combination of innovative technology, quality manufacturing and targeted marketing to create enhanced products that address unmet patient needs.

Ther-Rx CORPORATION



Ther-Rx Net Revenues
Millions
$40.4
$23.5
40
30
10
'00
'01
'02

While fully committed to continuing expansion in the generic and non-branded alternative marketplace, which continues to grow due to the focus on controlling health care costs in America, our Company has continued to diversify, launching in fiscal 2000 the Ther-Rx Corporation. Ther-Rx is a further outgrowth of the application of KV technologies and is dedicated to promoting our technologically enhanced branded prescription pharmaceuticals to select target markets. At Ther-Rx our exceptional sales and marketing groups target specialists and other high-prescribing physicians with unique products that are positioned to address unmet patient needs. Our products in the women's health and cardiovascular categories have provided strong growth for the Company beyond generic marketing. In fiscal 2002, Ther-Rx delivered $40 million in net sales, an improvement of 60%. Ther-Rx now comprises approximately 20% of the Company's consolidated net revenues. We expect that as new products are added to the Ther-Rx portfolio, its contribution to the overall Company revenues will increase dramatically over the next several years.

With the emergence of Ther-Rx, KV has evolved from a drug delivery and generic company to become a *fully* integrated specialty pharmaceutical company. As we pursue growth opportunities in both the generic, non-branded alternative and branded marketplaces, we will stay true to the common element of our success: the combination of innovative technology, quality manufacturing and targeted marketing to create enhanced products that address unmet patient needs.

Seven Consecutive Record Years of Revenue and Profit Growth

Over the past seven years, as ETHEX has gained momentum and with the successful launch of Ther-Rx, KV's financial performance has significantly increased shareholder value. This performance can be tracked and measured through seven consecutive years of record revenue and operating profit improvement. In fiscal 2002, the Company reported revenues of $204.1 million, up 15% from $177.8 million in fiscal 2001. Operating profit for fiscal 2002 was $49.3 million, up 30% from $38.0 million in fiscal 2001. Net income for fiscal 2002 was $31.5 million, up 33% from net income of $23.6 million in fiscal 2001.


Seven Years of Growth
Millions
200
150
100
50
$49.7
$97.7
$142.7
$177.8
$204.1
'96
'97
'98
'99
'00
'01
'02

We anticipate that the profits of the Company will continue to grow as we expand our sales base of existing products and add new products to both the Ther-Rx and ETHEX lines in both existing and new therapeutic areas. True to our history, we will continue to develop most of our new products, but will act decisively when we identify suitable acquisition opportunities.

Our Company's growth and outstanding performance have been achieved by our extraordinary base of employees who make up the KV family of businesses. They have each committed to be a part of something larger... a great Company with a proud heritage and an exciting future. We credit our financial success to their dedication to innovation, resilience and persistence. Our employee team will continue to create and evolve opportunities to produce exciting new growth as we continue to develop and market innovative, quality products.

It has been particularly gratifying to see our many new employees work side-by-side with our experienced and dedicated tenured employees driving our Company together to our next decade of performance results.

At KV....The Creative Evolution of Our Company Continues.

Marc S. Hermelin,
Vice Chairman of the Board
and Chief Executive Officer

Victor M. Hermelin,
Chairman of the Board





Financial Highlights



15% increase in net revenues to $204.1 million

15% increase in gross profit contribution to $123.7 million

30% increase in operating profits to $49.3 million

33% increase in net income to $31.5 million

26% increase in shareholders' equity to $158.8 million

60% increase in working capital to $81.4 million

Debt to equity ratio of .03 to 1

Return on average equity of 22%

No borrowings under our $60 million unsecured line of credit

Fiscal 2002 was another year of solid growth for KV with revenues and operating results at record levels for the seventh consecutive year.



Financial Success and Performance

Financial Condition

Fiscal 2002 was another year of solid growth for KV with revenues and operating results at record levels for the seventh consecutive year. The growing level of income coupled with higher product sales continues to strengthen our financial condition and improve shareholder value.

Our balance sheet remains very strong as supported by $15.9 million of net cash flow from operating activities. The positive operating cash flow enabled us to increase our cash position and to continue to upgrade and expand our pharmaceutical manufacturing and distribution capabilities with $8.5 million of capital expenditures.

At year-end, our working capital increased to $81.4 million, with "quick assets" (cash and receivables) more than doubling to $66.3 million from $30.4 million and our debt to equity ratio declined to .03 to 1.

During the year, we increased the borrowing capacity of our revolving credit agreement to $60 million. The revised agreement provides for the continuation of our $40 million unsecured line of credit along with an unsecured supplemental credit line of $20 million for financing acquisitions. At year-end, we had no cash borrowings against either credit facility.

As a result of our continued outstanding financial performance, shareholders' equity increased $32.9 million, or 26%, to $158.8 million at March 31, 2002. Our return on average equity remained strong at 22% for fiscal 2002 and our book value per share grew 21% to $5.16 per share.

The growing level of income coupled with higher product sales continues to strengthen our financial condition and improve shareholder value.



Operating Performance

Our net revenues increased $26.3 million, or 15%, to a record level of $204.1 million in fiscal 2002. The increase in net revenues was due to sales improvement across all three of our marketing divisions, Ther-Rx, ETHEX and Particle Dynamics.

We experienced significant revenue growth of $15.2 million, or 60%, from Ther-Rx, our branded pharmaceutical unit.

The $11.3 million, or 69% increase in revenues from the women's health care family of products resulted from $9.1 million of incremental sales associated with the women's prescription prenatal vitamin line and $2.2 million of sales growth attributed to Gynazole-1®, the only one-dose prescription cream treatment for vaginal yeast infections. Micro-K®, the cardiovascular disease product marketed by Ther-Rx accounted for a $4.0 million increase in net revenues as customer inventory levels returned to normal levels. In fiscal 2002, Ther-Rx branded products comprised 20% of all KV revenues compared to 14% in the prior year.

Sales for Particle Dynamics, our value added raw material marketer, increased 14% to $19.6 million in fiscal 2002.

Our net income level increased 33% over the prior year as a result of a seventh consecutive year of record sales combined with significant revenue growth in Ther-Rx. Earnings per share for fiscal 2002 were $0.98 on a diluted basis, which represented a 32% increase as compared to the prior year.

Technology and Innovation

The Foundation of Our Continuing Evolution and Growth

KV has a legacy of commitment to technological excellence. It is this commitment to technological innovation and creativity that has enabled the Company to continue to explore exciting next generation drug delivery technologies that will fulfill important medical needs for today and beyond, while at the same time accomplishing our scientific and business objectives.

JULY 2001

KV received early encouraging results for its newly developed TransCell™ transmucosal drug delivery system for the oral administration of a single daily dose of small- and medium-sized bioactive peptides and proteins.



The Company has developed breakthrough technologies in four principal areas:

Oral Controlled Release Technologies

These systems can be tailored to the desired release profile for a given drug. The release profile is dependent on many parameters, such as desired pharmacological profile, drug solubility, protein binding and site of absorption.

Our oral extended/delayed release technologies include:

KV/24®
A drug delivery system that can encapsulate one or more compounds into particles and matrices that release and are absorbed over an 18-24 hour period.

METER RELEASE®
A drug delivery system for products that require release and absorption over an 8-12 hour period.

MICRO RELEASE®
A drug delivery system that employs smaller particles than KV/24® or METER RELEASE®.

Tastemasking Technologies

These systems improve the taste of unpleasant drugs, whether used in a liquid, chewable or dry powder formulation. Our patented tastemasking technologies include:

FlavorTech®
A tastemasking system for liquid dosage forms.

MicroMask™
A tastemasking system for sachets and chewables, quick dissolving or effervescent tablets and ingredients known to be bitter or irritating.

LIQUETTE®
A tastemasking system that uses liquid suspension applications for both mild to moderately distasteful drugs where low manufacturing costs are particularly important.



SITE RELEASE® Technologies

These drug delivery systems rely on bioadhesion to mucosal tissue, coupled with controlled release of the drug agent.

VagiSite™
Delivery of one-dose treatment to the vaginal vault.

DermaSite™
Delivery through topical applications to the skin.

OraSite®
Localized delivery of active agents to oral tissues.

OraSert™
Localized delivery of active agents to oral tissues using a solid delivery system.

BioSert®
Local and systemic delivery of drugs for vaginal or rectal administration.

SITE RELEASE® technologies currently under development include:

TransCell®
Oral delivery of bioactive peptides and proteins that are normally degraded by stomach enzymes or first-pass liver effects.

PulmoSite™
Applies bioadhesive and controlled release characteristics to drug agents that are inhaled for either local action in the lung or for systemic absorption.

OcuSite™
Delivery of active agents by a bioadhesive topical application to the eye.

Quick Dissolving Technology

A system currently under late stage development that exhibits the ability to tastemask, yet dissolves in the mouth in a matter of seconds. Most other quick dissolve systems offer either quickness at the expense of poor tastemasking or excellent tastemasking at the expense of quickness.

OraQuick™
A quick dissolving tablet that can utilize our FlavorTech® and MicroMask™ technologies.



ETHEX Corporation

% of Total
Net Revenues
ETHEX Corporation
69%



During fiscal 2002, ETHEX Corporation continued its tradition of sales and earnings growth. Net sales for ETHEX increased 7% to $141 million, up from $132 million in fiscal 2001. Since its inception, ETHEX has built its business by supplying quality, value-priced pharmaceuticals relied on by its customers.

ETHEX draws upon the technological and manufacturing expertise that KV has spent decades developing and refining. As we move forward, we will continue our tradition of providing low cost, high-quality, technology-distinguished pharmaceutical products that continue to expand our presence in the generic and non-branded alternative marketplace.





ETHEX CORPORATION Building a Foundation in Niche Generic and Non-Branded Alternative Pharmaceuticals

We believe a number of factors will contribute to ETHEX's continued success: a vibrant pipeline with more than 30 new products in development, including a number of products in the review process at the Food & Drug Administration; growth in the managed care sector; and the changing industry dynamics resulting from the evolving benefits practices of third-party providers.

The majority of products in the ETHEX pipeline today incorporate one or more of KV's innovative drug delivery technologies. By differentiating our non-branded product line, we offer improved benefits and reduced side effects for the patient at a higher margin of profitability. We believe we have positioned ETHEX to take advantage of the continued growth anticipated for the generic and non-branded alternative marketplace.

During fiscal 2002, ETHEX continued to introduce new products and also experienced continuing growth in its existing product lines. New products introduced during the year focused on the pain management, women's health and respiratory therapeutic categories, including: Oxydose, NatalCare Gloss Tabs, Hydrotussin CBX, Pseudovent DM, and Natatab Rx.

In addition, during the first four months of calendar 2002, KV received five new ANDA (Abbreviated New Drug Application) approvals from the U.S. Food and Drug Administration for products to be marketed by ETHEX. Those approvals included the generic equivalents for: Potassium Chloride 20 mEq extended release tablets (K-Dur® Schering), Hydrocodone Bitartrate and Acetaminophen Elixir (Lortab® by UCB Pharma), Buspirone (BUSPAR® Bristol Myers Squibb), Propafenone (Rythmol® Abbott Labs) and Prednisolone Syrup (Muro Pharmaceuticals). The five approvals received since January cover drugs targeting an aggregate branded market of approximately $750 million.

In addition to our own vibrant, internal pipeline, KV also concluded a number of agreements during the past fiscal year with other drug delivery development firms to collaborate on additional generic pharmaceutical products. These agreements bring nine additional products into the ETHEX pipeline, targeting a combined branded market value today

ETHEX
CORPORATION

of over $2.5 billion. ETHEX expects to introduce these products beginning late in fiscal 2005 and continuing through fiscal 2007.

Today, ETHEX's product lines are carried in every major chain, wholesaler and distributor in the U.S., as well as in nine out of the top 10 hospital buying groups.



Problem:
Solution.
Morphine Sulfate
Concentrated Oral Solution
ETHEX



Put Our Reputation On The Line.
TO BE FILLED IN BY SUPPLIER
TO BE FILLED IN BY PURCHASER
ETHEX Oxydose
Just simply write OXYDOSE™
Alternative to
OxyFast® Oral Concentrate Solution
and
Roxicodone™ Intensol™ Concentrated Oral Solution
OXYDOSE™
Oxydose™
ETHEX

We anticipate continued growth from ETHEX, because we believe industry trends favor generic and non-branded alternative product expansion into the managed care, long-term and government contract markets. We also believe that our competitively priced, technologically-distinguished products can meet the basic and unchanging needs of these markets to contain costs and improve patient compliance. As such, we will continue to devote the significant resources of KV to the internal research and development and external acquisition of additional products that can expand ETHEX's market penetration.






We've spent a LIFETIME...





for a LIFETIME of CARE.





With the strength of our past,
we are the future of
generic pharmaceutical drugs.

We are ETHEX.




ETHEX
CORPORATION

ethex.com



ETHEX Corporation manages health care costs through technology and launched 14 products during fiscal 2002.

Ther-Rx Corporation


% of Total
Net Revenues
Ther-Rx Corporation
20%

Just three years ago, we developed plans for expanding the Company's marketing presence into the brand-name marketplace. At the end of fiscal 2002, Ther-Rx Corporation accounted for 20% of total corporate revenues reporting net revenues of $40 million, up 60% from revenues of $25 million in fiscal 2001.

We have taken advantage of our ability to create enhanced pharmaceutical products through the application of drug delivery technology, enabling Ther-Rx to market products that fill important unmet patient needs. Today, Ther-Rx promotes seven products through our dynamic, well-trained sales team in the area of women's healthcare and cardiovascular.



Ther-Rx CORPORATION

The Emergence of a New Branded Business

Since the inception of Ther-Rx, our line of prescription prenatal vitamins has grown to make Ther-Rx Corporation **the leading provider of branded prescription prenatal vitamins.** In fiscal 2002, we continued to expand our prescription prenatal product line consisting of

PreCare® Caplet
(the leading single brand product in the market),

PremesisRx®
(the first prescription product in decades designed for physicians to prescribe for their patients experiencing nausea and vomiting associated with pregnancy),

PreCare® Chewables
(the first ever chewable prescription prenatal utilizing our tastemasking technology) and

PreCare® Conceive™
(a prescription multi-vitamin designed specifically for couples planning to conceive).


PrimaCare
The first prescription nutritional supplement with Essential Fatty Acids
PrimaCare Combo Pack

PrimaCare™ is the latest addition to the Ther-Rx line of prescription prenatal vitamins and is specifically designed to provide essential nutritional support for women during pregnancy and throughout the childbearing years. PrimaCare® is the first prescription prenatal/post natal product with essential fatty acids (EFA's). EFA's have been shown to support fetal brain and eye development and to support gestation length and birth weight. In terms of maternal nutritional support, PrimaCare™ helps to maintain the vitality of hair and skin and helps support cardiovascular health.

Ther-Rx is committed to continuing the success it has reported by providing a *"Continuum of Women's Care"*. In fiscal 2002, the Company's line of prescription prenatal vitamins contributed $19.6 million in net sales, or 10% of total corporate revenues, an increase of $9.1 million, or 87% over fiscal 2001.

In fiscal 2002, the Company continued to see sales increase for its first NDA (New Drug Application) approved product, Gynazole-1® (butoconazole nitrate 2%), the first one-dose prescription cream for vaginal yeast infections caused by *Candida albicans.*

Since its introduction in June 2000, through the outstanding efforts of the Ther-Rx sales force, Gynazole-1® has achieved a 13% share of the prescription vaginal antifungal cream market against competing products sold by Johnson & Johnson's Ortho Division.

During fiscal 2002, Ther-Rx supported a Clinical Experience Program in which Gynazole-1® earned high patient satisfaction scores. The program was administered by more than 2,000 obstetricians and gynecologists across the U.S.



Gynazole-1® demonstrated a 94% clinical cure rate in trials supporting the FDA approval of the product,[1] but no previous studies or surveys had been conducted to directly solicit patient feedback regarding their experience with the product. In the Clinical Experience Program, physicians enrolled up to 5 patients from their own practices to participate. Each enrolled patient was provided with information about yeast infections and with a physician's sample of Gynazole-1®.


Rapid Relief
Convenient Dosing
GYNAZOLE·1
(butoconazole nitrate) Vaginal Cream, 2%
Women's Health Care

Additionally, patients were provided with a survey containing four questions answered confidentially via an automated phone response system. **In response to the question, "Would you use Gynazole-1® again?", an impressive 97% indicated they would use the product again.**[2]

Over 70% of the patients indicated that fast relief was the most important attribute in treating a yeast infection. Fast relief was also the attribute most frequently selected by patients when asked, "What did you like best about Gynazole-1®?"[2]

Along with our plans for our own internally developed products, we continue to actively pursue both product acquisitions and the in-licensing of unique product candidates for our branded business. There are many opportunities in this area and we believe that appropriate acquisitions could provide an added catalyst for Ther-Rx's continued dynamic growth.

[1] The clinical cure rate for the comparison drug, miconzole-7, at 8 to 10 days was 96%. Therapeutic efficacy is based on clinical cure rate (relief of symptoms) and microbiologic cure (pathogen eradication). The therapeutic efficacy rate after 30 days for the one dose treatment (GYNAZOLE-1®) was 62% compared to 68% for the seven-day treatment (miconazole-7). Based on these results, there is no statistically significant difference between the effectiveness of these treatments despite one being a one-dose treatment and the other being a seven consecutive day regimen.

[2] Data on file: Gynazole-1® Clinical Experience Program; December 2000-April 2001: 2,176 participating physicians; 1,992 patients provided eligible responses.



The Ther-Rx Continuum of Women's Care



PreCare® Conceive™



PreCare Prenatal



PreCare Chewables



PrimaCare™



PremesisRx™



Ther-Rx CORPORATION Committed to Innovation, Quality & Value in Health Care


GYNAZOLE·1
(butoconazole nitrate) Vaginal Cream, 2%



GYNAZOLE•1®
(butoconazole nitrate) Vaginal Cream, 2%
Only One Dose

KV's branded marketing subsidiary, Ther-Rx Corporation, grew approximately 60% in 2002, and now makes up approximately 20% of KV's consolidated revenues.

Particle Dynamics, Inc.

% of Total
Net Revenues
Particle Dynamics, Inc.


10%

Delivering Excellence and Innovation – One Particle At A Time

The sales of our specialty raw material marketing subsidiary, Particle Dynamics, Inc. grew 14% to $19.6 million in fiscal 2002.

Particle Dynamics, Inc. remains on the cutting edge of new product development in both matrix encapsulated and directly compressible materials. Particle Dynamics continues to develop new product offerings in its line of specialty, value-added raw materials.

For more than two decades, Particle Dynamics has pioneered the development and commercial production of matrix encapsulated (DESCOTE®) and direct compression materials (DESTAB™).

Particle Dynamics' proprietary technology has led to the development of more than 40 commercial enhanced specialty ingredients marketed to a wide variety of industries.

Particle Dynamics also has recently expanded its potential marketplace with strong international growth driven by Particle Dynamic's network of 30 international distributors who offer the Company's wide range of value-added raw materials in 40 different countries.

Particle Dynamics is focused on providing its customers with innovative, value-added raw material choices for their formulation needs.



Innovation and Performance

1942–1990

In the very early years KV Pharmaceutical merged an innovative technology, known as oral controlled release, with the manufacturing expertise to make the technology a marketplace reality. This technology would come to revolutionize the pharmaceutical industry. Victor Hermelin, founder and Chairman of the Board, held patents on the very early versions of what was then called "sustained release medicine." Early in its history, based upon the foundation of its new technology, KV became one of the leading contract research and development and manufacturing companies in the United States.

During this period, KV developed over 300 different pharmaceutical products, many using its two proprietary controlled release systems: METER RELEASE® and MICRO RELEASE®.

KV applied these technologies to the manufacture of such well-known products as Actifed® 12-hour, Sudafed® SA, Centrum® Jr., Nitro-bid®, and Kaopectate® Chewables for such premiere customers such as Burroughs Wellcome, Marion Laboratories, Lederle Laboratories, Upjohn and many others.

During these early years, KV accumulated product development and manufacturing expertise that later would lay the foundation for what would become one of the nation's leading fully integrated specialty pharmaceutical companies.

The 1980's were a decade of tremendous technological achievement for the Company. During this period, KV dedicated its resources to develop and broadly expand its drug delivery technologies. KV emerged from the 1980's as one of the preeminent drug delivery research companies and today, KV's 15 proprietary technologies rank among the most impressive delivery system portfolios of any specialty pharmaceutical company.

KV's scientists, who have always been dedicated to developing next generation technologies, were successful in expanding beyond the Company's initial discoveries in oral controlled release to add three additional, and very diverse, segments of drug delivery: SITE RELEASE® bioadhesives, tastemasking technologies, and quick dissolving tablets.

Rights to products using these proprietary drug delivery technologies were initially licensed to pharmaceutical marketers during the 1980's. However, since 1990 KV has focused on applying its technologies internally to formulate its own branded and generic products marketed by KV The Company's well-honed core competencies of product development, technological expertise, and manufacturing have enabled KV to emerge as a fully integrated and uniquely positioned specialty pharmaceutical company.

1990–2000

A Marketing Company Emerges

With the establishment of ETHEX Corporation in 1990, KV embarked upon a plan to change the strategic focus of the Company. Specifically, KV vertically expanded its core competencies to include not only the research and development and manufacturing of pharmaceutical products, but also the marketing of its own products. As a result, instead of being dependent upon outside clients and customers for growth, KV repositioned itself to more effectively control its own destiny to be able to deliver consistent revenue and profit growth.

ETHEX's charter then, as it is now, is to develop and market technologically distinguished pharmaceutical products to the marketplace for generic or non-branded alternative products. ETHEX identifies product opportunities that may have technological barriers to entry and where KV's drug delivery formulation and manufacturing expertise can be employed as a competitive advantage.

The stated mission of ETHEX is to manage health care costs through technology. Today, with this niche strategy, ETHEX has grown into a leading generic and non-branded alternative marketer with more than 80 products encompassing such major therapeutic categories as cardiovascular, pain management, women's health and respiratory. Approximately 58% of ETHEX products have been identified by IMS America (an independent data retrieval source) as the leading products in their respective non-branded categories. ETHEX products are believed to sustain higher gross margins than many other generic or non-branded alternative marketers due to technological barriers to entry for its products, its manufacturing capabilities and the unique product development pipeline supporting continued growth.

In its first year of business ETHEX contributed approximately $5 million of net sales or 15% of the total corporate revenues. In fiscal 2002, ETHEX delivered net sales of $141 million and accounted for approximately 69% of total corporate revenues.

2000 and Beyond

Branded Marketing Division Expected to Drive Significant Profit Growth and Shareholder Value

In fiscal 2000, KV embarked on its most exciting growth strategy to date. With the establishment of Ther-Rx Corporation, KV became a brand-name prescription pharmaceutical marketer. Through both external product acquisitions and internal product development, Ther-Rx now sells seven innovative products to targeted, high-prescribing physician specialists.

The Ther-Rx branded business is expected to be a growth catalyst for KV, driving overall revenue and profit growth. Ther-Rx net sales grew 60% during fiscal 2002 and contributed 20% of total corporate revenues. Ther-Rx promotes seven technology-enhanced pharmaceutical products to the women's healthcare and cardiovascular markets.

As a result of the successful application of its drug delivery technologies to products, which can be marketed by KV's subsidiaries, KV has delivered seven consecutive years of record revenues and operating income performance.

Reflecting this achievement, in recent years, **KV has been consistently ranked as one of America's fastest growing small companies by leading business publications including Fortune, Business Week, and, most recently, by Forbes Magazine in its October 2001 issue**

Ten Year Financial Summary

(in thousands, except per share data) For the Years Ended March 31

	2002	2001	2000
Earnings Data			
Net revenues			
Generic Products	$ 141,007	$ 132,154	$ 98,106
Branded Products	40,424	25,206	23,469
Specialty Material	19,557	17,088	17,182
Contract Services/Other	3,117	3,319	3,977
Total Net Revenues (a)	204,105	177,767	142,734
Costs and expenses [including other income (expense)]	154,750	140,703	103,635
Income (loss) before income tax	49,355	37,064	39,099
Income taxes	17,891	13,439	14,791
Net income (loss)	31,464	23,625	24,308 (b)
Financial Data			
Cash dividends paid			
7% Preferred stock (c)	70	420	420
Depreciation and amortization	6,769	5,953	4,480
Capital additions - net	8,484	8,057	15,380
Research and development	10,712	9,282	8,043
Research and development as a % of net revenues	5.2%	5.2%	5.6%
Financial Position at Year End			
Working capital	81,397	50,918	37,566
Net property and equipment	41,224	36,847	32,173
Total assets	195,192	151,417	140,385
Current maturities, long term debt	712	712	1,659
Long-term debt	4,387	5,080	16,779
Shareholders' equity	158,792	125,942	97,799
Per Share of Class A and Class B Common Stock (d)			
Net income (loss) per common share - basic	1.03	0.80	0.85 (b)
Net income (loss) per common share - diluted	0.98	0.74	0.80 (b)
Stock Data (d)			
Class A Common Stock			
Shares outstanding at year-end	20,118	18,844	18,340
Weighted average shares outstanding	19,776	18,589	18,165
Class B Common Stock			
Shares outstanding at year-end	10,658	10,610	9,857
Weighted average shares outstanding	10,632	10,392	9,810
Stock price range:			
Class A high	30.95	40.00	21.54
Class A low	16.50	12.63	8.67
Class B high	33.50	39.88	21.83
Class B low	16.25	13.17	8.75
7% Preferred Stock Shares outstanding at year-end	40	240	240

(a) Under EITF 01-09, we reclassified certain prior period items which had been included in selling and administrative expenses to reduce net revenues. The reclassification did not affect reported operating income or net income.

(b) Net income in fiscal 2000 and 1999 includes non-recurring gains associated with $7.0 million and $13.3 million arbitration awards, respectively. The awards, net of applicable income taxes and expenses (see Note 16 of Notes to Consolidated Statements), were as follows:

	Net Income		Per Diluted Share	
	2000	1999	2000	1999
Net income without nonrecurring gain	$ 20,430	$ 15,385	$ 0.67	$ 0.51
Nonrecurring gain	3,878	7,955	0.13	0.27
Total net income	$ 24,308	$ 23,340	$ 0.80	$ 0.78

1999	1998	1997	1996	1995	1994	1993
$ 89,826	$ 78,421	$ 40,225	$ 34,628	$ 24,938	$ 13,532	$ 15,693
1,795	—	—	—	—	—	—
13,405	11,003	8,687	8,154	7,075	8,422	6,203
7,827	8,290	8,979	6,947	7,729	16,217	21,600
112,853	97,714	57,891	49,729	39,742	38,171	43,496
75,221	80,723	48,584	45,596	45,117	46,352	42,381
37,632	16,991	9,307	4,133	(5,375)	(8,181)	1,115
14,292	5,687	383	90	—	—	60
23,340 [b]	11,304	8,924	4,043	(5,375) [c]	(8,181)	1,055
422	422	105	—	—	116	422
1,875	1,888	1,594	2,099	1,962	1,577	1,477
8,146	5,953	1,903	841	334	1,350	3,088
6,884	5,752	4,835	4,559	4,525	5,605	5,133
6.1%	5.9%	8.4%	9.2%	11.4%	14.7%	11.8%
43,112	35,403	25,017	14,053	8,927	12,154	18,937
18,966	12,437	8,118	7,621	8,168	9,093	8,890
127,990	68,361	41,362	27,948	27,975	31,802	39,331
712	558	351	712	1,815	365	891
31,491	4,902	2,158	2,541	11,233	12,979	11,749
67,548	44,164	33,084	20,550	9,974	13,343	21,631
0.84 [b]	0.40	0.32	0.14	(0.23)	(0.35)	0.03
0.78 [b]	0.38	0.31	0.14	(0.23)	(0.35)	0.03
17,832	17,586	17,312	15,968	15,029	14,133	14,052
17,733	17,448	16,416	15,386	14,571	14,115	13,977
9,537	9,611	9,794	10,628	10,565	10,749	10,826
9,569	9,693	10,223	10,539	10,580	10,760	10,872
15.42	12.52	9.40	7.94	4.17	5.44	6.94
9.58	6.31	3.40	2.40	1.83	3.23	3.60
15.54	12.44	9.33	7.94	4.10	5.33	6.94
9.33	6.33	3.33	2.50	2.06	3.17	3.56
241	241	241	241	241	241	241

(c) Includes year-end inventory adjustment and provisions for writedown on certain inventories primarily associated with the contract manufacturing business which KV does not intend to pursue, as well as litigation settlement costs, aggregating $2,195.

(d) Retroactively restated to reflect the three-for-two stock split on September 7, 2000 and March 23, 1998 for shareholders of record on August 28, 2000 and April 3, 1998 respectively and a stock distribution on December 27, 1991 of one share of Class A Common Stock for each share of Class A or Class B Common Stock for shareholders of record on December 2, 1991.

(e) Undeclared and unaccrued cumulative preferred dividends as of March 31, were $366 for fiscal year 2002, $2194 for fiscal years 2001 and 2000, $2,204 for fiscal years 1999, 1998 and 1997, and $1,887, $1,466, $1,044 and $783 for fiscal years 1996, 1995, 1994 and 1993, respectively.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report, including the documents that we incorporate herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Annual Report.

Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the following: (1) the degree to which we are successful in developing new products and commercializing products under development; (2) the degree to which we are successful in acquiring new pharmaceutical products, drug delivery technologies and/or companies that offer these properties; (3) the difficulty of predicting FDA approvals; (4) acceptance and demand for new pharmaceutical products; (5) the impact of competitive products and pricing; (6) the availability of raw materials; (7) the regulatory environment; (8) fluctuations in operating results; (9) the difficulty of predicting the pattern of inventory movements by our customers; (10) the impact of competitive response to our efforts to leverage our brand power with product innovation, promotional programs, and new advertising; (11) the risks detailed from time to time in our filings with the Securities and Exchange Commission; (12) the availability of third-party reimbursement for our products; and (13) our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales.

Because the factors referred to above, as well as the statements included under the caption "Management's Discussion and Analysis and Results of Operations, and Liquidity and Capital Resources" elsewhere in this Annual Report, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and, unless applicable law requires to the contrary, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise, when they will arise and/or their effects. In addition, we cannot assess the impact of each factor on our business or financial condition or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are discussed throughout this report and specifically under the caption "Cautionary Statement Regarding Forward-Looking Information." In addition, the following discussion and analysis of the financial condition and results of operations should be read in conjunction with and our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

Background

We develop, acquire, manufacture and market technologically distinguished branded and generic prescription pharmaceutical products. We also enter into licensing agreements with pharmaceutical marketing companies to develop and commercialize additional brand name products. Until the mid-1990's, we derived most of our revenues from our manufacturing and licensing activities. Today, we derive most of our revenues from our product sales. While we expect to continue to enter into new licensing agreements, we emphasize the development or acquisition and marketing of technologically distinguished prescription products, whether branded or generic, through our Ther-Rx and ETHEX business lines, as well as specialty raw materials through Particle Dynamics.

In 1990, we established our ETHEX business to market and distribute technologically distinguished generic and non-branded alternative drugs that use our proprietary technologies. Net revenues from ETHEX have increased from $13.5 million in fiscal 1994 to $141.0 million in fiscal 2002.

We launched our Ther-Rx business in 1999 to market branded pharmaceutical products. We acquired and introduced our first two of seven Ther-Rx branded products, Micro-K® and PreCare®, in March and August 1999, respectively. Ther-Rx has also introduced four internally developed product line extensions to PreCare® since October 1999, including PrimaCare®, the first prescription prenatal/postnatal nutritional supplement with essential fatty acids specially designed to help provide nutritional support for women during pregnancy, postpartum recovery and throughout the childbearing years. In June 2000, we launched our first NDA approved product, Gynazole-1®, a one-dose prescription cream treatment for vaginal yeast infections. Net revenues from Ther-Rx have increased from $1.8 million in fiscal 1999 to $40.4 million in fiscal 2002.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our consolidated financial statements. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to the allowance for doubtful accounts receivable, allowance for inventories, sales allowances and useful life or impairment of other intangibles. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Sales Allowances. We recognize revenue at the time product is shipped to customers. We establish sales provisions for estimated chargebacks, discounts, rebates, returns, pricing adjustments and other sales allowances concurrently with the recognition of revenue. The sales provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, the expected market for the product, estimated customer inventory levels by product, price declines and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. We continually monitor the factors that influence sales allowance estimates and make adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

Allowance for Doubtful Accounts Receivable. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of customers to make required payments. We extend credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, percentage of accounts receivable by aging category and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also perform ongoing credit evaluations of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Historically, our actual losses from uncollectible accounts have been insignificant.

Allowance for Inventories. Our inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, we make provisions to reduce inventories to their net realizable value.

Other Intangible Assets. Other intangible assets consist of brand product rights purchased from other pharmaceutical companies, all of which are being amortized over 20-year periods. The amortization periods for product rights are based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. These factors include the product's position in its life cycle, competitive positioning, the existence or absence of like products in the market and various competitive and technical issues. Other intangible assets also consist of patents and trademarks, which are being amortized over periods ranging from five to 17 years. As of March 31, 2002, the net carrying amount of other intangibles was $40.7 million. Amortization is calculated using the straight-line method over the estimated useful life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, we are in the process of reassessing the useful lives of our intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of indefinite-lived intangible assets that may need to be recorded (see "— Recently Issued Accounting Standards" below for a discussion on SFAS 142). We do not expect that the adoption of SFAS 142 will have a material effect on our financial condition or results of operations.

Results of Operations

In the following table, we have summarized our historical results of operations as a percentage of net revenues. You should read this information in conjunction with our consolidated financial statements and related notes.

	Fiscal Year Ended March 31,					
	2002		2001		2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Net Revenues						
Generic Products	$ 141,007	69.1%	$ 132,154	74.3%	$ 98,106	68.7%
Branded Products	40,424	19.8	25,206	14.2	23,469	16.5
Specialty Materials	19,557	9.6	17,088	9.6	17,182	12.0
Contract Services/Other	3,117	1.5	3,319	1.9	3,977	2.8
Total Net Revenues	204,105	100.0	177,767	100.0	142,734	100.0
Cost of Sales	80,403	39.4	70,663	39.7	63,446	44.5
Gross Profit	123,702	60.6	107,104	60.3	79,288	55.5
Operating and Other Expenses						
Research and Development	10,712	5.2	9,282	5.2	8,043	5.6
Selling and Administrative	61,325	30.0	57,480	32.4	34,746	24.3
Other (Income) Expense, net	(61)	—	908	0.5	(4,907)	(3.4)
Amortization	2,371	1.2	2,370	1.3	2,307	1.6
Total Operating and Other Expenses	74,347	36.4	70,040	39.4	40,189	28.1
Income before Income Taxes	49,355	24.2	37,064	20.9	39,099	27.4
Provision for Income Taxes	17,891	8.8	13,439	7.6	14,791	10.4
Net Income	$ 31,464	15.4%	$ 23,625	13.3%	$ 24,308	17.0%

FISCAL 2002 COMPARED TO FISCAL 2001

Revenues. Net revenues increased $26.3 million, or 14.8%, to $204.1 million in fiscal 2002 compared to $177.8 million in fiscal 2001. The increase in net revenues was due to increased sales of branded products, specialty generics and specialty materials.

Branded product sales increased $15.2 million, or 60.4%, to $40.4 million in fiscal 2002 compared to $25.2 million in fiscal 2001. Branded product sales comprised 19.8% of net revenues in fiscal 2002 compared to 14.2% of net revenues in fiscal 2001. The increase in branded product sales was due to increased sales volume among all product categories. Sales from the women's healthcare family of products increased $11.3 million, or 69.2%, in fiscal 2002. Included in women's healthcare is the PreCare® family of prenatal products, which contributed $9.1 million of incremental sales in fiscal 2002 due to volume-related increases in market share. During the fourth quarter of fiscal 2002, Ther-Rx introduced PrimaCare®, a prescription prenatal/postnatal multivitamin and mineral supplement with essential fatty acids. We also market Gynazole-1®, a vaginal antifungal product introduced in the first quarter of fiscal 2001. Due to its continued growth in market share, Gynazole-1® sales increased $2.2 million, or 38.1%, in fiscal 2002. Sales from the cardiovascular disease product line increased $4.0 million, or 47.8%, in fiscal 2002 as customer inventories returned to normal levels.


Net Revenues
Millions
200
150
$177.8
$142.7
'00
'01
'02

Specialty generic product sales increased $8.9 million, or 6.7%, to $141.0 million in fiscal 2002 compared to $132.2 million in fiscal 2001. Specialty generic product sales comprised 69.1% of net revenues in fiscal 2002 compared to 74.3% of net revenues in fiscal 2001. The increase in specialty generic sales was primarily due to a $17.8 million increase in the sales volume of existing products coupled with $10.8 million of incremental sales from new products. The cardiovascular product line, which comprised 45.4% of specialty generic sales, accounted for $7.2 million of the total sales growth. We introduced 14 new products in fiscal 2002. The volume growth experienced by specialty generics was partially offset by $19.7 million of product price erosion that resulted from normal and expected competitive pricing pressures on certain products.

Specialty raw material product sales increased $2.5 million, or 14.4%, to $19.6 million in fiscal 2002 compared to $17.1 million in fiscal 2001. Specialty raw material product sales comprised 9.6% of net revenues in both fiscal 2002 and fiscal 2001. The increase in specialty raw material product sales was primarily due to sales of new products and increased sales of existing products.

Gross Profit. Gross profit increased $16.6 million, or 15.5%, to $123.7 million in fiscal 2002 compared to $107.1 million in fiscal 2001. The increase in gross profit was primarily attributable to the increased level of product sales. Gross profit as a percentage of net revenues increased slightly to 60.6% in fiscal 2002 compared to 60.3% in fiscal 2001. The higher gross profit percentage in fiscal 2002 resulted primarily from a shift in the mix of product sales toward higher margin branded products comprising a larger percentage of net revenues and favorable cost variances associated with increased production. The positive impact of these two factors was partially offset by the price erosion in certain specialty generic products discussed above.


Gross Profit
Millions
120
90
60
$107.1
$79.3
'00
'01
'02

Operating Expenses. Research and development expense increased $1.4 million, or 15.4%, to $10.7 million in fiscal 2002 compared to $9.3 million in fiscal 2001. The increase in research and development expense was primarily due to higher costs associated with clinical testing connected to our internal product development efforts and higher personnel expenses related to expansion of our research and development staff. Research and development expense as a percentage of net revenues was flat at 5.2% in fiscal 2002 compared to fiscal 2001. In April 2002, we announced that we had received favorable results from screening studies on a number of products utilizing one of our newest drug delivery technologies. Because of the significant revenue and profit potential of these products, we plan to increase our research and development expenditures by approximately 75% to 80% in fiscal 2003 over fiscal 2002 levels.

Selling and administrative expense increased $3.8 million, or 6.7%, to $61.3 million in fiscal 2002 compared to $57.5 million in fiscal 2001. The increase in selling and administrative expense was due primarily to an increase in personnel costs associated with administration and branded marketing. Selling and administrative expense as a percentage of net revenues decreased to 30.0% in fiscal 2002 compared to 32.4% in fiscal 2001.


Expenses
Millions
60
50
40
30
$57.5
'00
'01
'02

Other Expense (Income). Interest expense decreased $0.7 million, or 67.4%, to $0.4 million in fiscal 2002 compared to $1.1 million in fiscal 2001. The decrease in interest expense was due to a corresponding reduction in debt.


Net Income
Millions
30
25
20
15
$24.3
$23.6
'00
'01
'02

Net Income. As a result of the factors discussed above, net income improved by $7.8 million, or 33.2%, to $31.5 million in fiscal 2002 compared to $23.6 million in fiscal 2001.

FISCAL 2001 COMPARED TO FISCAL 2000

Revenues. Net revenues increased $35.0 million, or 24.5%, to $177.8 million in fiscal 2001 compared to $142.7 million in fiscal 2000. The increase in net revenues was due primarily to higher sales of specialty generic and branded products.

Branded product sales increased $1.7 million, or 7.4%, to $25.2 million in fiscal 2001 compared to $23.5 million in fiscal 2000. The increase in sales was due to the introduction of Gynazole-1®, a vaginal antifungal product, at the end of the first quarter of the fiscal year and higher sales of existing women's health care products. The introduction of Gynazole-1® contributed $6.0 million of incremental sales in fiscal 2001 due to increases in market share. Since its June 2000 launch, the product has captured 13.0% of total prescriptions written for vaginal antifungal creams. Existing women's health care products increased $5.3 million, or 101%, in fiscal 2001, due primarily to higher volume associated with increased market share of the PreCare® brand prenatal vitamin line. Including Gynazole-1®, total sales of women's health care products increased 216% in fiscal 2001. These increases were partially offset by lower sales of the Micro-K® cardiovascular potassium supplement. Micro-K® sales were down $9.6 million in fiscal 2001 compared to fiscal 2000 as a result of speculative customer buying during the latter half of the prior year in anticipation of a year-end price increase.

Specialty generic product sales increased $34.0 million, or 34.7%, to $132.2 million in fiscal 2001 compared to $98.1 million in fiscal 2000. The increase was due to incremental volume from new products introduced in fiscal 2001 ($18.1 million), a full year of sales of products introduced in fiscal 2000 ($2.2 million), net volume increases across the existing product line ($8.2 million), and increased pricing ($5.5 million), primarily on cardiovascular products. We introduced 10 new products in fiscal 2001. The increase in volume of the existing products was attributable to higher generic substitution rates, increased sales associated with trade shows and price increase buy-ins.

Specialty raw material product sales were practically flat at $17.1 million in fiscal 2001 compared to fiscal 2000 due to a soft market in the general industry.

Contract services and other revenues declined $0.7 million, or 16.5%, to $3.3 million in fiscal 2001 compared to $4.0 million in fiscal 2000. The decrease in contract services and licensing revenues was primarily due to lower contract manufacturing volume, reflecting a smaller customer base as we purposefully have de-emphasized lower margin contract manufacturing in our business strategy.

Gross Profit. Gross profit increased $27.8 million, or 35.1%, to $107.1 million in fiscal 2001 compared to $79.3 million in fiscal 2000. The increase in gross profit was primarily attributable to the increased level of product sales. Gross profit as a percentage of net revenues increased to 60.3% in fiscal 2001 compared to 55.5% in fiscal 2000. The higher gross profit percentage in fiscal 2001 was due primarily to favorable changes in product mix, lower costs within the specialty generic line, and higher pricing in the branded and generic line. Lower costs in specialty generics were due to favorable cost variances from increased volume and lower prices for material and ingredients. Of the 4.8 percentage point net increase, changes in product mix accounted for 2.4%, higher pricing accounted for 1.7% and lower costs accounted for 0.7% of the improvement.

Operating Expenses. Research and development expense increased $1.2 million, or 15.4%, to $9.3 million in fiscal 2001 compared to $8.0 million in fiscal 2000. The increase in research and development expense was primarily due to payments made in connection with product co-development agreements and expansion of the research and development staff. Research and development expense as a percentage of net revenues decreased to 5.2% in fiscal 2001 compared to 5.6% in fiscal 2000.

Selling and administrative expense increased $22.7 million, or 65.4%, to $57.5 million in fiscal 2001 compared to $34.7 million in fiscal 2000. The increase was due primarily to higher corporate administrative expenses, incremental marketing expenses in support of the specialty generics product line and continued investment in expanding the sales force for the branded products marketing division. Selling and administrative expense as a percentage of net revenues increased to 32.4% in fiscal 2001 compared to 24.3% in fiscal 2000. Corporate administrative expense was higher due to increases in payroll-related expenses of $2.7 million associated with expanding our management and administrative infrastructure to keep pace with our continued growth, higher professional fees of $2.1 million for various legal and consulting services and increased lease expense of $1.0 million from the acquisition of a leased facility for future expansion of our distribution operations and administrative offices. Marketing and selling expense associated with branded products increased $14.7 million in fiscal 2001, due primarily to expenses associated with the increase in the branded sales force and increased sampling costs in connection with the introduction of Gynazole-1® in fiscal 2001.

Amortization expense was primarily attributable to the product acquisitions of Micro-K® and Pre-Care®. These product acquisitions are being amortized on a straight-line basis over 20 years and there was no change compared to the prior year.

Other Income (Expense). Interest expense decreased $0.9 million, or 44.5%, to $1.1 million in fiscal 2001 compared to $2.0 million in fiscal 2000. The decrease in interest expense was due to lower long-term debt outstanding on our line of credit.

Other income decreased $6.7 million in fiscal 2001 due primarily to a non-recurring gain related to an arbitration award of $6.1 million received in fiscal 2000 and a decrease in interest income of $0.6 million. See Note 16 to our consolidated financial statements.

Net Income. As a result of the factors described above, net income decreased $0.7 million, or 2.8%, to $23.6 million in fiscal 2001 compared to $24.3 million in fiscal 2000. Excluding the effect of the non-recurring gain, net income increased $3.2 million, or 15.6%, to $23.6 million in fiscal 2001 compared to $20.4 million in fiscal 2000.

Liquidity and Capital Resources

Our cash and cash equivalents and working capital were $12.1 million and $81.4 million, respectively, at March 31, 2002, compared to $4.1 million and $50.9 million, respectively, at March 31, 2001. The increasing level of net income associated with higher product sales continues to be the primary source of operating capital which we utilize to fund our businesses. The net cash flow from operating activities was $15.9 million in fiscal 2002 compared to $17.1 million in fiscal 2001. The 6.9% decline in operating cash flow resulted from an increase in receivables, offset partially by higher net income and increased accounts payable and accrued liabilities. The increase in receivables was primarily due to certain delayed customer payments, which were collected subsequent to year-end, and the timing of wholesaler purchases within the fourth quarter of fiscal 2002. Subsequent to year end, through May 31, 2002, we have collected approximately $46.0 million of the March 31, 2002 accounts receivable balance outstanding. The increase in accounts payable reflected increased trade payables, which resulted from the timing of various material purchases, while the increase in accrued liabilities was attributable to a higher current tax liability.

Capital expenditures of $8.5 million in fiscal 2002 were funded by net cash flows from operating activities. Our investment in capital assets was primarily for purchasing machinery and equipment to upgrade and expand our pharmaceutical manufacturing and distribution capabilities. We believe we have adequate resources to fund the estimated cost of $3.1 million to complete construction-in-progress at March 31, 2002.

Long-term debt decreased to $5.1 million at March 31, 2002 compared to $5.8 million at March 31, 2001. The decrease resulted from principal payments made during fiscal 2002. In December 2001, we refinanced a $2.5 million building mortgage that was due in June 2002. The building mortgage bears interest at 7.57% and is due in December 2006.


Long Term Debt
Millions
20
15
'00
'01
'02

During December 2001, we increased our revolving credit agreement with LaSalle National Bank to $60.0 million. The revised agreement provides for the continuation of our $40.0 million revolving line of credit along with a supplemental credit line of $20.0 million for financing acquisitions. The revolving credit lines are unsecured. At March 31, 2002, we had no borrowings outstanding under either credit facility and $3.6 million in open letters of credit issued under the revolving credit line.

The following table summarizes our contractual obligations at March 31, 2002 (in thousands):

Contractual Obligations	Total	2003	2004	2005	2006	2007 and Thereafter
Long-term debt	$ 5,099	$ 712	$ 2,258	$ 438	$ 233	$ 1,458
Operating leases	21,793	2,726	2,785	2,487	2,171	11,624
Total contractual cash obligation	$ 26,892	$ 3,438	$ 5,043	$ 2,925	$ 2,404	$ 13,082

We believe our cash and cash equivalents balance, cash flows from operations and funds available under our credit facilities will be adequate to fund operating activities for the presently foreseeable future, including the payment of short-term and long-term debt obligations, capital improvements, research and development expenditures, product development activities and expansion of marketing capabilities for the branded pharmaceutical business. However, we continue to examine opportunities to expand our business through the acquisition of or investment in companies, technologies, product rights, research and development and other investments that are compatible with our existing business. We intend to use our available cash to help in funding any acquisitions or investments. Cash has been invested in short-term, highly liquid instruments. We may also use funds available under our credit facilities, or financing sources that subsequently become available, including the future issuances of additional debt or equity securities, to fund these acquisitions or investments. If we were to fund one or more such acquisitions or investments, our capital resources, financial condition and results of operations could be materially impacted in future periods.

Inflation

Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by us. However, we believe that the net effect of inflation on our operations has been minimal during the past three years. In addition, changes in the mix of products sold and the effect of competition has made a comparison of changes in selling prices less meaningful relative to changes in the overall rate of inflation over the past three years.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, that upon adoption of SFAS 142, we reclassify the carrying amounts of certain intangible assets into or out of goodwill based on certain criteria in SFAS 141.

SFAS 142 addresses accounting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. The statement also addresses accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Intangible assets that have indefinite useful lives and goodwill will no longer be amortized, but instead must be tested at least annually for impairment using fair values. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

Our previous business combinations were accounted for using the purchase method. As of March 31, 2002, the net carrying amount of goodwill and other intangible assets was $0.6 million and $40.7 million, respectively. In accordance with the adoption of SFAS 142, amortization of goodwill ceased effective April 1, 2002. Amortization of goodwill during the year ended March 31, 2002 was $55,000.

At this time, we are reassessing the useful lives of previously recognized intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of goodwill and indefinite-lived intangible assets that may need to be recorded. Amortization of other intangible assets was $2.3 million during the year ended March 31, 2002. We do not expect that the adoption of SFAS 142 will have a material effect on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. We do not believe the adoption of this statement will have a material impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement is effective for fiscal years beginning after December 15, 2001. Based on our current operations, we do not expect the adoption of SFAS 144 to have a material impact on our results of operations or financial position.

In November 2001, the Emerging Issues Task Force issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 codified and reconciled the task force's consensuses on prior issues and identified other issues related to various aspects of the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. EITF 01-09 requires certain items we previously had reported as selling expenses to be reclassified as reductions of revenues in the income statement. EITF 01-09 is effective for reporting periods beginning after December 15, 2001 and we adopted it for the fourth quarter of our fiscal year ended March 31, 2002. In connection with the adoption and to conform to current period presentation, we reclassified certain prior period items which had been included in selling and administrative expenses to reduce net revenues. However, the reclassification did not affect reported net income or net sales growth rates.

Consolidated Balance Sheets

March 31, 2002 and 2001
(In thousands except share data)

Assets	2002	2001
Current Assets:		
Cash and cash equivalents	$ 12,109	$ 4,128
Receivables, less allowance for doubtful accounts of $403 and $448 in 2002 and 2001, respectively	54,218	26,259
Inventories, net	35,097	32,211
Prepaid and other assets	2,102	3,804
Deferred tax asset, net	5,227	1,644
Total Current Assets	108,753	68,046
Property and equipment, less accumulated depreciation	41,224	36,847
Intangibles and other assets, net of amortization	45,215	46,524
TOTAL ASSETS	$ 195,192	$ 151,417
Liabilities		
Current Liabilities:		
Accounts payable	$ 10,312	$ 6,349
Accrued liabilities	16,332	10,067
Current maturities of long-term debt	712	712
Total Current Liabilities	27,356	17,128
Long-term debt	4,387	5,080
Other long-term liabilities	2,717	2,534
Deferred tax liability, net	1,940	733
TOTAL LIABILITIES	36,400	25,475
Commitments and Contingencies		
Shareholders' Equity		
7% cumulative convertible Preferred Stock, $0.01 par value; $25.00 stated and liquidation value; 840,000 shares authorized; issued and outstanding — 40,000 and 240,000 shares in 2002 and 2001, respectively (convertible into Class A shares at a ratio of 5.625 to one)	—	2
Class A and Class B Common Stock, $.01 par value; 150,000,000 and 75,000,000 shares authorized, respectively; Class A-issued 20,158,334 and 18,896,945 in 2002 and 2001, respectively,	201	189
Class B-issued 10,711,514 and 10,663,574 in 2002 and 2001, respectively (convertible into Class A shares on a one-for-one basis)	108	107
Additional paid-in capital	47,231	45,792
Retained earnings	111,301	79,907
Less: Treasury Stock, 40,493 sharesof Class A and 53,428 shares of Class B Common Stock in 2002, and 53,318 shares each of Class A and 53,428 shares of Class B Common Stock in 2001, at cost	(49)	(55)
TOTAL SHAREHOLDERS' EQUITY	158,792	125,942
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 195,192	$ 151,417

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

For the Years Ended March 31, 2002, 2001 and 2000
(In thousands, except per share data)

	2002	2001	2000
Net Revenues	$ 204,105	$ 177,767	$ 142,734
Cost of Sales	80,403	70,663	63,446
Gross Profit	123,702	107,104	79,288
Operating expenses:			
Research and development	10,712	9,282	8,043
Selling and administrative	61,325	57,480	34,746
Amortization of intagible assets	2,371	2,370	2,307
Total operating expenses	74,408	69,132	45,096
Operating income	49,294	37,972	34,192
Other income (expense):			
Arbitration award, net of expenses	—	—	6,059
Interest and other income	411	164	780
Interest expense	(350)	(1,072)	(1,932)
Total other income (expense), net	61	(908)	4,907
Income before income taxes	49,355	37,064	39,099
Provision for income taxes	17,891	13,439	14,791
Net Income	**$ 31,464**	**$ 23,625**	**$ 24,308**
Net Income per Common Share-Basic	$ 1.03	$ 0.80	$ .085
Net Income per Common Share-Diluted	$ 0.98	$ 0.74	$ 0.80

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2002, 2001 and 2000
(In thousands except share data)

	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Accumulated Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at March 31, 1999	$ 2	$ 119	$ 64	$ 34,532	$ (55)	$ 32,911	$ (25)	$ 67,548
Net income	—	—	—	—	—	24,308	—	24,308
Other comprehensive income, net of tax:								
Reclassification adjustment for gains on available-for-sale securities included in income	—	—	—	—	—	—	25	25
Total comprehensive income	—	—	—	—	—	—	—	24,333
Dividends paid on preferred stock	—	—	—	—	—	(420)	—	(420)
Product acquisition	—	3	—	4,497	—	—	—	4,500
Conversion of 33,997 Class B shares to Class A Shares	—	—	—	—	—	—	—	—
Conversion of 1,000 shares of preferred stock to Class A shares	—	—	—	—	—	—	—	—
Stock Options exercised, 42,422 shares of Class A less 599 shares repurchased	—	1	—	232	—	—	—	233
247.242 shares of Class B	—	—	2	1,603	—	—	—	1,605
Balance at March 31, 2000	2	123	66	40,864	(55)	56,799	—	97,799
Net income	—	—	—	—	—	23,625	—	23,625
Dividends paid on preferred stock	—	—	—	—	—	(420)	—	(420)
Product development	—	—	—	200	—	—	—	200
Conversion of 422,088 Class B shares to Class A shares	—	4	(4)	—	—	—	—	—
Stock options exercised, 46,004 shares of Class A	—	—	—	366	—	—	—	366
994,081 shares of Class B	—	—	10	4,362	—	—	—	4,372
Three-for-two stock split	—	62	35	—	—	(97)	—	—
Balance at March 31, 2001	2	189	107	45,792	(55)	79,907	—	125,942
Net income	—	—	—	—	—	31,464	—	31,464
Dividends paid on preferred stock	—	—	—	—	—	(70)	—	(70)
Conversion of 200,000 shares of preferred stock to 1,125,000 Class A shares	(2)	11	—	(9)	—	—	—	—
Sale of 12,825 Class A shares to employee profit sharing plan	—	—	—	332	6	—	—	338
Issuance of 5,061 Class A shares under product development agreement	—	—	—	125	—	—	—	125
Conversion of 32,575 Class B shares to Class A shares	—	—	—	—	—	—	—	—
Stock Options exercised, 108,018 shares of Class A less 8,847 shares repurchased	—	1	—	530	—	—	—	531
80,685 shares of Class B less 170 shares repurchased	—	—	1	461	—	—	—	462
Balance at March 31, 2002	$ —	$ 201	$ 108	$ 47,231	$ (49)	$111,301	$ —	$ 158,792

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Operating Activities:			
Net income	$ 31,464	$ 23,625	$ 24,308
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other non-cash charges	6,769	5,953	4,480
Changes in deferred taxes	(2,376)	2,294	(205)
Changes in deferred compensation	183	174	257
Changes in operating assets and liabilities:			
Increase in receivables, net	(27,959)	(2,578)	(4,693)
Decrease in arbitration award receivable	—	—	13,253
Increase in inventories	(2,886)	(2,097)	(6,461)
Decrease (increase) in prepaid and other assets	474	(4,929)	(2,032)
Increase (decrease) in accounts payable and accrued liabilities	10,228	(5,372)	(3,969)
Net cash provided by operating activities	15,897	17,070	24,938
Investing Activities:			
Purchase of property and equipment, net	(8,484)	(8,057)	(15,380)
Sale of marketable securities	—	—	7,548
Product acquisition	—	—	(3,000)
Net cash used in investing activities	(8,484)	(8,057)	(10,832)
Financing Activities:			
Principal payments on long-term debt	(693)	(17,646)	(16,698)
Proceeds from credit facility	—	5,000	2,000
Dividends paid on preferred stock	(70)	(420)	(420)
Sale of common stock to employee profit sharing plan	338	—	—
Exercise of common stock options	993	4,738	1,838
Net cash provided by (used in) financing activities	568	(8,328)	(13,280)
Increase in cash and cash equivalents	7,981	685	826
Cash and cash equivalents:			
Beginning of year	4,128	3,443	2,617
End of year	$ 12,109	$ 4,128	$ 3,443
Non-cash investing and financing activities:			
Term loans refinanced	$ 2,450	$ —	$ —
Issuance of common stock under product development agreement	125	—	—
Portion of product acquisition financed through issuance of:			
Short-term debt	—	—	933
Common stock	—	—	4,500

See Accompanying Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

1. Description of Business

K-V Pharmaceutical Company ("KV" or the "Company") is a fully integrated pharmaceutical company that develops, manufactures, markets and sells technologically distinguished branded and generic prescription pharmaceutical products. The Company was incorporated in 1971 and is a leader in the development of advanced drug delivery and formulation technologies that are designed to enhance therapeutic benefits of existing drug forms. KV also develops, manufactures and markets technologically advanced, value-added raw material products for the pharmaceutical, nutritional, food and personal care industries.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of KV and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

The most significant estimates made by management include the allowance for doubtful accounts receivable, inventory reserves, sales allowances, the useful lives of intangible assets, and the cash flows used in evaluating long-lived assets for impairment. Management periodically evaluates estimates used in the preparation of the consolidated financial statements and makes changes on a prospective basis when adjustments are necessary.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. At March 31, 2002 and 2001, cash equivalents totaled $10,350 and $3,682, respectively.

Inventories

Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 10 years for land improvements, 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets.

Intangibles and Other Assets

Product rights associated with the Micro-K® and PreCare® product acquisitions are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over 20 years. Goodwill resulting from the acquisition of the Company's Particle Dynamics, Inc. ("PDI") subsidiary is amortized on a straight-line basis over 40 years. All other intangible assets and deferred charges are being amortized on a straight-line basis over periods varying from 5 to 17 years.

Long-Lived Assets

The Company periodically evaluates whether events or changes in circumstances have occurred that may indicate that the remaining net book value of a long-lived asset may not be recoverable. Recoverability is determined by comparing the carrying amount of an asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

Revenue Recognition

Revenue is recognized at the time product is shipped to customers. Net revenues consist of gross sales to customers less provisions for expected customer returns, rebates, discounts, chargebacks, and other sales allowances. Sales provisions totaled $98,592, $85,881 and $47,415 for the years ended March 31, 2002,

(In thousands, except share and per share data)

2001 and 2000, respectively. The reserve balances related to the sales provisions totaled $18,958 and $26,631 at March 31, 2002 and 2001, respectively, and are included in "Receivables, less allowance for doubtful accounts" in the accompanying consolidated balance sheets.

Sales provisions for estimated chargebacks, discounts, rebates, returns, pricing adjustments and other sales allowances are established by the Company concurrently with the recognition of revenue. The sales provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, the expected market for the product, estimated customer inventory levels by product, price declines and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

The Company also enters into long-term agreements under which it assigns marketing rights for the products it has developed to pharmaceutical marketers. Royalties are earned based on the sale of products. Other non-refundable payments specified in the agreements such as milestone payments and research and development reimbursements, are recognized as income when the results or objectives stipulated in the agreements have been achieved.

Concentration of Credit Risk

The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. The Company's three largest customers accounted for approximately 29%, 25% and 12%, and 24%, 19% and 15% of gross receivables at March 31, 2002 and 2001, respectively. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential uncollectible accounts. Historically, actual losses from uncollectible accounts have been insignificant.

For the years ended March 31, 2002 and 2001, the Company's three largest customers accounted for 20%, 19% and 13%, and 23%, 20% and 14%, respectively, of gross sales. For the year ended March 31, 2000, the Company's two largest customers accounted for 18% and 12% of gross sales.

Shipping and Handling Costs

The Company classifies shipping and handling costs in cost of sales. The Company does not derive revenue from shipping.

Research and Development

Research and development costs, including costs funded by third parties, are expensed in the period incurred. Payments received from third parties for research and development are offset against expenses when the parties are billed.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the treasury stock method and is computed by dividing net income by the weighted average common shares and common share equivalents outstanding during the periods presented assuming the conversion of preferred shares and the exercise of all in-the-money stock options. Common share equivalents have been excluded from the computation of diluted earnings per share where their inclusion would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company elected to continue to account for stock option grants to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. APB 25 requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, no compensation expense is recognized for stock option awards granted to employees at or above fair value. In accordance with SFAS 123, the Company provides disclosure of pro forma net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied (see Note 12).

Fair Value of Financial Instruments

The fair values of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these items. The carrying amount of all long-term financial instruments approximates their fair value because their terms are similar to those which can be obtained for similar financial instruments in the current marketplace.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, that upon adoption of SFAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill based on certain criteria in SFAS 141.

SFAS 142 addresses accounting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. The statement also addresses accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Intangible assets that have indefinite useful lives and goodwill will no longer be amortized, but instead must be tested at least annually for impairment using fair values. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

The Company's previous business combinations were accounted for using the purchase method. As of March 31, 2002, the net carrying amount of goodwill and other intangible assets was $556 and $40,736, respectively. In accordance with the adoption of SFAS 142, amortization of goodwill will cease effective April 1, 2002. Amortization of goodwill during the year ended March 31, 2002 was $55. At this time, the Company is reassessing the useful lives of previously recognized intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of goodwill and indefinite-lived intangible assets that may need to be recorded. Amortization of other intangible assets was $2,298 during the year ended March 31, 2002.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management does not believe the adoption of this statement will have a material impact on its results of operations or financial position.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions

(In thousands, except share and per share data)

of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement is effective for fiscal years beginning after December 15, 2001. Based on the Company's current operations, management does not expect the adoption of SFAS 144 to have a material impact on its results of operations or financial position.

Reclassification

Certain reclassifications to prior years' financial information have been made to conform to the fiscal 2002 presentation. These reclassifications included amounts associated with tradeshow allowances and administrative cost rebates paid to resellers which were previously classified as selling and administrative expense that have been reclassified as a reduction of net revenues.

3. Acquisitions

On August 2, 1999, the Company acquired the world-wide rights and trademark for the prescription prenatal product, PreCare®, from UCB Pharma for $8,433. The purchase price was funded by a $3,000 cash payment, a $933 note and $4,500 in Class A common stock. The product right intangible asset related to the acquisition is being amortized on a straight-line basis over 20 years. The pro forma results related to the PreCare® product are not material to the consolidated financial statements for comparative purposes.

4. Inventories

Inventories as of March 31, consist of:

	2002	2001
Finished goods	$ 18,600	$ 15,119
Work-in-process	4,702	3,604
Raw materials	12,903	14,076
	36,205	32,799
Reserves for obsolescence	(1,108)	(588)
	$ 35,097	$ 32,211

5. Comprehensive Income

Changes in accumulated comprehensive income, net for the year ended March 31, 2000 are as follows:

	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized losses on securities arising during period	$ (61)	$ 23	$ (38)
Less: reclassification adjustments for losses on the sale of securities included in net income	102	(39)	63
Net unrealized gains	$ 41	$ (16)	$ 25

The Company had no other comprehensive income for the years ended March 31, 2002 and 2001.

6. Property and Equipment

Property and equipment as of March 31, consist of:

	2002	2001
Land and improvements	$ 2,083	$ 2,083
Building and building improvements	16,611	16,009
Machinery and equipment	31,497	26,768
Office furniture and equipment	8,766	7,766
Leasehold improvements	3,195	3,189
Construction-in-progress (estimated costs to complete at March 31, 2002 was $3,144)	5, 353	3,264
	67,505	59,079
Less accumulated depreciation and amortization	(26,281)	(22,232)
Net property and equipment	$ 41,224	$ 36,847

Purchases of property and equipment were $8,484, $8,057 and $15,380 for fiscal 2002, 2001 and 2000, respectively. Depreciation and amortization of property and equipment was $4,107, $3,383 and $2,173 for fiscal 2002, 2001 and 2000, respectively.

7. Intangible and Other Assets

Intangibles and other assets as of March 31, consist of:

	2002	2001
Product rights	$44,573	$44,573
Trademarks and patents	3,046	2,223
Goodwill	2,139	2,139
Cash surrender value of life insurance	1,845	2,138
Deposits	2,015	1,248
Other	—	291
Financing charges	119	63
	53,737	52,675
Less accumulated amortization	(8,522)	(6,151)
Net intangibles and other assets	$45,215	$46,524

Amortization of product rights and all other deferred charges was $2,316, $2,315 and $2,252 for fiscal 2002, 2001 and 2000, respectively. Amortization of goodwill was $55 for fiscal 2002, 2001 and 2000.

(In thousands, except share and per share data)

8. Accrued Liabilities

Accrued liabilities as of March 31, consists of:

	2002	2001
Salaries, wages, incentives and benefits	$ 5,665	$ 4,581
Income taxes	6,929	2,240
Promotions	2,846	1,110
Other	892	2,136
Accrued liabilities	$ 16,332	$ 10,067

9. Long-Term Debt

Long-term debt as of March 31, consists of:

	2002	2001
Industrial revenue bonds	$ 855	$ 1,180
Building mortgages	4,244	4,612
	5,099	5,792
Less current portion	(712)	(712)
Long-term debt	$ 4,387	$ 5,080

As of March 31, 2002, the Company has a revolving credit agreement with LaSalle National Bank (LaSalle) that provides for a revolving line of credit for borrowing up to $60,000. During December 2001, the Company revised the previous revolving credit agreement with LaSalle to provide for the continuation of the Company's $40,000 revolving line of credit along with a supplemental credit line of $20,000 for financing acquisitions. These credit facilities expire in October 2004 and December 2002, respectively. The revolving credit lines are unsecured and interest is charged at the lower of the prime rate or the one-month LIBOR rate plus 150 basis points. At March 31, 2002, the Company had $3,609 in open letters of credit issued under the credit facilities. The credit agreement includes covenants that impose minimum levels of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and a limit on capital expenditures and dividend payments. As of March 31, 2002, the Company was in compliance with all of its covenants.

The industrial revenue bonds, which bear interest at 7.35% per annum, mature serially through 2005 and are collateralized by certain property and equipment, as well as through a letter of credit, which may only be accessed in case of default on the bonds. The bonds do not allow the holder to require the Company to redeem the bonds.

In December 2001, the Company refinanced $2,500 of a building mortgage that was due in June 2002. At March 31, 2002, the building mortgages bear interest at 7.57% and 7.95% and require monthly principal payments of $19 and $13 plus interest through November 2006 and February 2004, respectively. The remaining principal balances plus any unpaid interest are due on December 20, 2006 and March 11, 2004, respectively.

The aggregate maturities of long-term debt as of March 31, 2002 are as follows:

2003	$ 712
2004	2,258
2005	438
2006	233
2007	1,458

The Company paid interest of $417, $1,329 and $1,954 during the years ended March 31, 2002, 2001 and 2000, respectively.

10. Commitments and Contingencies

Leases

The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2012. Total rent expense for the years ended March 31, 2002, 2001 and 2000 was $4,441, $4,319 and $2,185, respectively.

Future minimum lease commitments under noncancelable leases are as follows:

2003	$ 2,726
2004	2,785
2005	2,487
2006	2,171
2007	2,142
Later years	9,482

Contingencies

The Company currently carries product liability coverage of $10 million per occurrence and $10 million in the aggregate on a "claims made" basis. There is no assurance that its present insurance will cover any potential claims that may be asserted in the future.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position or operations.

Employment Agreements

The Company has employment agreements with certain officers and key employees which extend for one to five years. These agreements provide for base levels of compensation and, in certain instances, also provide for incentive bonuses and separation benefits. Also, the agreement with one officer contains provisions for partial salary continuation under certain conditions, contingent upon noncompete restrictions and providing consulting services to the Company as specified in the agreement. The Company expensed $183, $174 and $257, under this agreement in March 31, 2002, 2001 and 2000, respectively.

Litigation

KV, along with ETHEX Corporation, a wholly-owned subsidiary of the Company, are defendants in a lawsuit styled, Healthpoint, Ltd. V. ETHEX Corporation. On September 28, 2001, the jury returned verdicts, in the form of answers to special interrogatories, against ETHEX on certain false advertising, unfair competition and misappropriation claims and awarded damages aggregating $16,500. The court will enter a judgment after consideration of the post-trial motions. The court's judgment may then be appealed. The Company and its counsel believe that the jury's recommended award is excessive and is not sufficiently supported by the facts or the law. The court may or may not accept the jury's verdicts. The Company intends to vigorously appeal any adverse judgment that the court may enter. The Company and its legal counsel are not presently able to predict the outcome of the matter and cannot reasonably estimate the Company's ultimate liability, if any. Accordingly, the Company has not recorded any contingent liability in its consolidated financial statements related to this matter.

11. Income Taxes

The fiscal 2002, 2001, and 2000 provisions were based on estimated Federal and state taxable income using the applicable statutory rates. The current and deferred Federal and state income tax provisions for fiscal years 2002, 2001 and 2000 are as follows:

Years Ended March 31,	2002	2001	2000
Provision			
Current			
Federal	$ 18,603	$ 10,072	$ 13,471
State	1,664	1,073	1,525
	20,267	11,145	14,996
Deferred			
Federal	(2,199)	2,061	(184)
State	(177)	233	(21)
	(2,376)	2,294	(205)
	$ 17,891	$ 13,439	$ 14,791

(In thousands, except share and per share data)

The reasons for the differences between the provision for income taxes and the expected Federal income taxes at the statutory rate are as follows:

	2002	2001	2000
Computed income tax expense at statutory rate	$ 17,274	$ 12,972	$ 13,684
State income taxes, less			
Federal income tax benefit	967	849	1,090
Business credits	(260)	(142)	—
Other	(90)	(240)	17
	$ 17,891	$ 13,439	$ 14,791

As of March 31, 2002, and 2001, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are as follows:

	2002		2001	
	Current	Non-Current	Current	Non-Current
Fixed asset basis differences	$ —	$ (2,126)	$ —	$ (1,131)
Reserves for inventory and receivables	4,376	—	1,175	—
Vacation pay reserve	464	—	338	—
Deferred compensation	—	1,004	—	949
Amortization	—	(818)	—	(551)
Other	387	—	131	—
Net deferred tax asset (liability)	$ 5,227	$ (1,940)	$ 1,644	$ (733)

The Company paid income taxes of $15,578, $11,971 and $19,754 during the years ended March 31, 2002, 2001 and 2000, respectively.

12. Employee Benefits

Stock Option Plan and Agreements

During fiscal 2002, the Board of Directors adopted the Company's 2001 Incentive Stock Option Plan (the 2001 Plan), which allows for the issuance of up to 3,750,000 shares of common stock. Prior to the approval of the 2001 Plan, the Company operated under the 1991 Incentive Stock Option Plan, as amended, which allowed for the issuance of up to 4,500,000 shares of common stock. Under the Company's stock option plans, options to acquire shares of common stock have been made available for grant to certain employees. Each option granted has an exercise price of not less than 100% of the market value of the common stock on the date of grant. The contractual life of each option is generally 10 years. The exercisability of the grants varies according to the individual options granted. In addition to the Stock Option Plan, the Company issues stock options periodically related to employment agreements with its executives and to non-employee directors. At March 31, 2002, options to purchase 334,350 shares of stock were outstanding pursuant to employment agreements and grants to non-employee directors.

The following summary shows the transactions for the fiscal years 2000, 2001 and 2002 under option arrangements:

	Options Outstanding		Options Exercisable	
	No. of Shares	Average Price Per Share	No. of Shares	Average Price Per Share
Balance, March 31, 1999	2,782,763	6.45	1,530,614	5.72
Options granted	869,587	11.11	—	—
Options becoming exercisable	—	—	706,159	8.37
Options exercised	(433,597)	4.25	(433,597)	4.25
Options canceled	(131,108)	9.74	(23,912)	9.50
Balance, March 31, 2000	3,087,645	7.90	1,779,264	7.10
Options granted	592,125	15.62	—	—
Options becoming exercisable	—	—	433,351	11.13
Options exercised	(1,344,348)	7.15	(1,344,348)	7.15
Options canceled	(182,223)	10.47	(54,644)	9.01
Balance, March 31, 2001	2,153,199	10.27	813,623	9.04
Options granted	362,000	20.44	—	—
Options becoming exercisable	—	—	385,356	12.79
Options exercised	(188,703)	5.73	(188,703)	5.73
Options canceled	(194,110)	12.73	(53,105)	10.63
Balance, March 31, 2002	2,132,386	$ 12.18	957,171	$ 11.11

The weighted-average fair value of options granted at market price was $5.45, $4.18 and $3.11 per share in 2002, 2001 and 2000, respectively. The weighted-average fair value of options granted with an exercise price exceeding market price on the date of grant was $0.45, $1.83 and $0.73 per share in 2002, 2001 and 2000, respectively.

The following table summarizes information about stock options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 3/31/02	Weighted Average Life Remaining	Weighted Average Exercise Price	Number Exercisable at 3/31/02	Weighted Average Exercise Price
$ 1.23 - $ 5.00	195,914	3 Years	$ 3.34	109,254	$ 3.20
$ 5.01 - $ 9.00	266,774	5 Years	$ 5.63	138,403	$ 5.58
$ 9.01 - $ 14.00	989,380	6 Years	$ 11.04	455,583	$ 11.18
$ 14.01 - $ 20.00	460,538	7 Years	$ 16.89	226,521	$ 16.65
$ 20.01 - $ 29.01	219,780	9 Years	$ 23.28	27,410	$ 22.94

SFAS No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value of each stock option at the grant date using the Black-Scholes option-pricing model. The weighted average fair value of the options has been estimated on the date of grant using the following weighted average assumptions for grants in fiscal 2002, 2001 and 2000, respectively: no dividend yield; expected volatility of 56%, 56% and 66%; risk-free interest rate of 6.00%, 6.50% and 6.47% per annum; and expected option terms ranging from 3 to 10 years for all three years. Weighted averages are used because of varying assumed exercise dates.

(In thousands, except share and per share data)

Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years Ended March 31,	2002	2001	2000
Net Income			
As reported	$ 31,464	$ 23,625	$ 24,308
Pro forma	30,649	22,718	23,591
Net Income per common share — basic			
As reported	$ 1.03	$ 0.80	$ 0.85
Pro forma	1.00	0.77	0.82
Net Income per common share — diluted			
As reported	$ 0.98	$ 0.74	$ 0.80
Pro forma	0.95	0.71	0.78

Profit Sharing Plan

The Company has a qualified trustee profit sharing plan (the "Plan") covering substantially all non-union employees. The Company's annual contribution to the Plan, as determined by the Board of Directors, is discretionary and was $350, $300 and $175 for fiscal 2002, 2001 and 2000, respectively. The Plan includes features as described under Section 401(k) of the Internal Revenue Code.

The Company's contributions to the 401(k) investment funds are 50% of the first 7% of the salary contributed by each participant. Contributions of $1,028, $907 and $586 were made to the 401(k) investment funds in fiscal 2002, 2001 and 2000, respectively.

Contributions are also made to multi-employer defined benefit plans administered by labor unions for certain union employees. Amounts charged to pension expense and contributed to these plans were $165, $161 and $119 in fiscal 2002, 2001 and 2000, respectively.

Health and Medical Insurance Plan

The Company contributes to health and medical insurance programs for its non-union and union employees. For non-union employees, the Company self-insures the first $100,000 of each employee's covered medical claims. Included in accrued liabilities in the consolidated balance sheets as of March 31, 2002 and 2001 were $400 and $300 of accrued health insurance reserves, respectively, for claims incurred but not reported. For union employees, the Company participates in a fully funded insurance plan sponsored by the union. Total health and medical insurance expense for the two plans was $5,255, $4,088, and $2,714 in fiscal 2002, 2001 and 2000, respectively.

13. Related Party Transactions

The Company currently leases certain real property from an affiliated partnership of an officer and director of the Company. Lease payments made for this property during the years ended March 31, 2002, 2001 and 2000 totaled $263, $246 and $246, respectively.

14. Equity Transactions

On June 29, 2001, 200,000 shares of 7% Cumulative Convertible Preferred Stock were converted, at a conversion rate of 5.625-to-one, into 1,125,000 shares of Class A common stock. As of March 31, 2002 and 2001, the Company had 40,000 and 240,000 shares, respectively, of 7% Cumulative Convertible Preferred Stock (par value $.01 per share) outstanding at a stated value of $25 per share. The preferred stock is non-voting with dividends payable quarterly. The preferred stock is redeemable at its stated value. Each share of preferred stock is convertible into Class A Common Stock at a conversion price of $4.45 per share. The preferred stock has a liquidation preference of $25 per share plus all accrued but unpaid dividends prior to any liquidation distributions to holders of Class A or Class B common stock. No dividends may be paid on Class A or Class B common stock unless all dividends on the Cumulative Convertible Preferred Stock have been declared and paid. Undeclared and unaccrued cumulative preferred dividends were $366, or $9.14

per share and $2,194, or $9.14 per share, at March 31, 2002 and 2001, respectively. Also, under the terms of its credit agreement, the Company may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income.

Holders of Class A common stock are entitled to receive dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock and have one-twentieth vote per share in the election of directors and on other matters.

Under the terms of the Company's current loan agreement (see Note 9), the Company has limitations on paying dividends, except in stock, on its Class A and Class B common stock. Payment of dividends may also be restricted under Delaware Corporation law.

On August 18, 2000, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend of its common stock to shareholders of record on August 28, 2000, payable on September 7, 2000. Common Stock was credited and retained earnings was charged for the aggregate par value of the shares issued. The stated par value of each share was not changed from $.01.

All per share data in this report has been restated to reflect the aforementioned three-for-two stock split in the form of a 50% stock dividend.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator:			
Net income	$ 31,464	$ 23,625	$ 24,308
Preferred stock dividends	(70)	(420)	(420)
Numerator for basic earnings per share — income available to common shareholders	31,394	23,205	23,888
Effect of dilutive securities:			
Preferred stock dividends	70	420	420
Numerator for diluted earnings per share — income available to common shareholders after assumed conversions	$ 31,464	$ 23,625	$ 24,308
Denominator:			
Denominator for basic earnings per share — weighted-average shares	30,408	28,981	27,975
Effect of dilutive securities:			
Employee stock options	1,258	1,662	1,203
Convertible preferred stock	499	1,350	1,350
Dilutive potential common shares	1,757	3,012	2,553
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	32,165	31,993	30,528
Basic earnings per share (1):	$ 1.03	$ 0.80	$ 0.85
Diluted earnings per share (1,2):	$ 0.98	$ 0.74	$ 0.80

(1) The two-class method for Class A and Class B common stock is not presented because the earnings per share are equivalent to the if converted method since dividends were not declared or paid and each class of common stock has equal ownership of the Company.

(2) Employee stock options to purchase 27,550, 5,750 and 107,250 shares of Class A common stock at March 31, 2002, 2001 and 2000, respectively, are not presented because these options are anti-dilutive. The exercise prices of these options exceeded the average market prices of the shares under option in each respective period.

(In thousands, except share and per share data)

16. Nonrecurring Gain

Under a contract that the Company has with a supplier, issues arose with respect to the timing of supply of a product and the supplier's failure to pursue another product. The terms of the contract provided for binding private arbitration between the parties which resulted in the Company receiving notice of an award in December 1998 of $13,253. The Arbitration Panel subsequently directed the parties to have further discussions including possible replacement products. Payment of the award was deferred pending the outcome of these discussions. Subsequent attempts to obtain replacement products were unsuccessful and the Company was paid the arbitration in June 1999. In January 2000, the Company received an additional award of $6,973 covering all open monetary issues related to the contract. The $6,973 award, net of applicable income taxes and expenses, represents $.13 per common share on a diluted basis for the year ended March 31, 2000, and is reflected in the fiscal 2000 consolidated statement of income as other income.

18. Quarterly Financial Results (Unaudited)

FISCAL 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year
Net Sales	$ 45,220	$ 50,658	$ 51,553	$ 56,674	$ 204,105
Gross Profit	27,645	29,408	32,247	34,402	123,702
Pretax Income	8,883	11,027	12,782	16,663	49,355
Net Income	5,663	7,030	8,148	10,623	31,464
Earnings Per Share - Basic	0.19	0.23	0.26	0.35	1.03
Earnings Per Share - Diluted	0.18	0.22	0.25	0.33	0.98
FISCAL 2001					
Net Sales	$ 37,942	$ 43,251	$ 43,088	$ 53,486	$ 177,767
Gross Profit	21,747	25,349	26,073	33,935	107,104
Pretax Income	6,964	8,473	8,379	13,248	37,064
Net Income	4,352	5,423	5,371	8,479	23,625
Earnings Per Share - Basic (a)	0.15	0.18	0.18	0.29	0.80
Earnings Per Share - Diluted (a)	0.14	0.17	0.17	0.26	0.74

Note:

(a) All earnings per share amounts have been restated to reflect a three-for-two stock split in the form of a 50% stock dividend, declared by the Board of Directors on August 18, 2000 and distributed September 7, 2000 to shareholders of record as of August 28, 2000.

18. Segment Reporting

The reportable operating segments of the Company are branded products, specialty generics, specialty materials and contract services. The operating segments are distinguished by differences in products, marketing and regulatory approval. Segment profits are measured based on income before taxes and are determined based on each segment's direct revenues and expenses. The majority of research and development expense, corporate general and administrative expenses, amortization and interest expense, as well as interest and other income, are not allocated to segments, but included in the "all other" classification. Identifiable assets for the four reportable operating segments primarily include receivables, inventory, and property and equipment. For the "all other" classification, identifiable assets consist of cash and cash equivalents, corporate property and equipment, intangibles and other assets and all income tax related assets. Accounting policies of the segments are the same as the Company's consolidated accounting policies.

The following represents information for the Company's reportable operating segments for fiscal 2002, 2001 and 2000.

(Thousands of Dollars)	Fiscal Year Ended March 31	Branded Products	Specialty Generics	Specialty Materials	Contract Services	All Other	Eliminations	Consolidated
Total revenues	2002	$ 40,424	$ 141,007	$ 19,557	$ 2,808	$ 309	$ —	$ 204,105
	2001	25,206	132,154	17,088	3,018	301	—	177,767
	2000	23,469	98,106	17,182	3,720	257	—	142,734
Income before taxes	2002	$ 7,222	$ 74,389	$ 3,684	$ 1,085	$(37,025)	$ —	$ 49,355
	2001	(6,490)	71,779	4,333	1,131	(33,689)	—	37,064
	2000	5,307	48,862	3,823	917	(19,810)	—	39,099
Identifiable assets	2002	$ 12,555	$ 58,618	$ 8,774	$ 40,340	$ 76,063	$ (1,158)	$ 195,192
	2001	9,497	31,241	8,278	39,200	64,359	(1,158)	151,417
	2000	9,237	27,927	6,939	32,605	64,835	(1,158)	140,385
Property and equipment additions	2002	$ 707	$ 120	$ 391	$ 5,469	$ 1,797	$ —	$ 8,484
	2001	226	805	91	6,676	259	—	8,057
	2000	119	338	208	13,172	1,543	—	15,380
Depreciation and amortization	2002	$ 74	$ 79	$ 156	$ 3,485	$ 2,976	$ —	$ 6,770
	2001	82	180	152	2,816	2,523	—	5,753
	2000	50	148	140	1,683	2,459	—	4,480

Consolidated revenues are principally derived from customers in North America and all property and equipment is located in St. Louis, Missouri.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
of K-V Pharmaceutical Company

We have audited the consolidated balance sheets of K-V Pharmaceutical Company as of March 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K-V Pharmaceutical Company at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Chicago, Illinois
May 24, 2002

Glossary

ANDA
An Abbreviated New Drug Application (ANDA) is primarily used to obtain approval for therapeutic equivalent generic versions of drug products previously approved by the FDA under a "New Drug Application".

Bioactive Peptide
Chemical substances composed of linked amino acids that can produce a pharmacological or physiological response in animals or man.

Bioadhesive
A pharmaceutical delivery system technology that firmly adheres to the site where it is applied.

Drug Delivery
To deliver or control the amount, rates, and sometimes location, of a release of a drug in the body to optimize therapeutic effect, convenience and dosage dependability.

Drug Efficacy
Effectiveness of a drug product.

FDA
The Federal Food and Drug Administration, the U.S. governmental agency that regulates the testing and sale of pharmaceutical and food products and governs industry participants.

Generic Drug
As used in this report, the terms "generic" and "generic drug" are used to refer to products that are promoted primarily as alternatives to more expensive brand name products which have the same active ingredients, strengths, dosage form and route of administration. Depending on the regulatory requirements for marketing these products, generic drugs may also be FDA-approved and rated as to their therapeutic equivalence to the corresponding brand name products. Where FDA pre-marketing approval requirements do not apply, however, FDA therapeutic equivalence ratings are not issued. In all cases, selection and dispensing of prescription drug products is governed by applicable state laws.

NDA
A New Drug Application which is submitted to the Food and Drug Administration to provide scientific evidence of the safety and effectiveness of a particular drug for claimed indications.

O-T-C
"Over-the-Counter" drug products that may be sold lawfully without a physician's order (prescription).

Oral Controlled Release
A drug delivery system taken by mouth that provides a longer availability of drug than conventional dosage forms.

Pharmacokinetics
The movement of a drug through the blood stream or tissue.

Site Specific
Drug delivery systems that deliver drug to a specific body tissue or anatomical site. These unique systems are designed to improve drug action, minimize dosage requirements and decrease drug side effects.

Tastemasking
The ability to either eliminate or minimize bad or disagreeable tastes.

Transmucosal
The act of delivering through mucosal tissue for systemic activity.

Trademark Information

The following is a partial listing of KV Pharmaceutical Company trademarks:

FlavorTech, Gynazole-1, KV/24, LIQUETTE, METER RELEASE, Micro-K, MICRO RELEASE, NitroQuick, OraSite, OraQuick, PreCare, DESCOTE, SITE RELEASE, BioSert, DESTAB, DermaSite, MicroMask, OcuSite, OraSert, PreCare Conceive, PremesisRx, PrimaCare, PulmoSite, TransCell and VagiSite.

Corporate Information

Board of Directors

Victor M. Hermelin
Chairman

Marc S. Hermelin
Vice Chairman and Chief Executive Officer

Kevin Carlie
President, Stone Carlie and Company LLC

Alan G. Johnson
Senior Vice President, Strategic Planning and Corporate Growth

Garnet E. Peck, PhD.
Associate Department Head Director
Purdue University School of Pharmacy

Norman D. Schellenger
Retired since 1997; President of Whitby Pharmaceuticals 1992-1997

Officers

Victor M. Hermelin
Chairman

Marc S. Hermelin
Vice Chairman and Chief Executive Officer

Raymond F. Chiostri
President and Chief Executive Officer
Particle Dynamics, Inc.

Alan G. Johnson
Senior Vice President, Strategic Planning and Corporate Growth

Gerald R. Mitchell
Vice President, Treasurer and Chief Financial Officer

Headquarters
2503 South Hanley Road
St. Louis, MO 63144-2555
(314) 645-6600
Fax: (314) 567-1096

Independent Auditors
BDO Seidman, LLP
St. Louis, Missouri

Corporate Counsel
Gallop, Johnson & Neuman, L.C.
St. Louis, Missouri

Equal Employment Opportunity
It is the continuing policy of KV Pharmaceutical Company to insure that no individual is discriminated against because of race, creed, color, national origin, religion, sex, age, handicap, or for having been a Vietnam era veteran, all as prescribed by law. This policy extends to recruitment, training programs, working conditions, promotions, use of Company facilities, benefit programs and all other terms and conditions of employment.

Number of employees: 860

Stock Trading Symbol
Class A Common Stock - KV.A
Class B Common Stock - KV.B

Stock Exchange Listing
Class A Common Stock
Class B Common Stock
New York Stock Exchange

The number of holders of record of the Company's Class A and Class B Common Stock as of June 6, 2002 was 693 and 478 respectively (not separately counting shareholders whose shares are held in "nominee" or "street" names, which are estimated to represent approximately 6,000 additional shareholders for each class of common stock).

Common Stock Price Range
(Prices reflect 3 for 2 stock split that occurred on September 7, 2000.)

Class A

	Fiscal 2002		Fiscal 2001	
Quarter	High	Low	High	Low
First	27.75	16.50	17.88	12.63
Second	30.95	24.00	35.13	17.29
Third	29.50	23.79	40.00	18.44
Fourth	29.43	23.90	30.40	16.60

Class B

	Fiscal 2002		Fiscal 2001	
Quarter	High	Low	High	Low
First	33.50	16.25	18.17	13.17
Second	33.00	26.30	34.50	17.25
Third	32.46	26.80	39.88	18.63
Fourth	33.03	27.00	30.50	16.70

No cash dividends were paid on the Company's Class A and Class B Common Stock in fiscal 2002 and 2001.

Dividend Philosophy
The Company does not anticipate paying dividends in the near term on its Class A and Class B Common Stock. Earnings will be reinvested in drug delivery development, research, the development and acquisition of products and the expansion of the Ther-Rx (branded) and ETHEX (generics) businesses.

Registrar, Stock Transfer Agent
For inquiries regarding address corrections of registration or stock certificate holdings please write:

United Missouri Bank
Securities Transfer
P. O. Box 410064
Kansas City, MO 64141

Shareholder Telephone Support

(816) 860-3963

1-800-884-4225

Corporate Headquarters

KV Pharmaceutical Company
2503 South Hanley Road
St. Louis, MO 63144-2555
(314) 645-6600

Annual Shareholders' Meeting

August 30, 2002
9:00 a.m. (CDT)
St. Louis Club
Lewis & Clark Room, 16th Floor
7701 Forsyth Blvd.
Clayton, MO 63105

Inquiries
Inquiries regarding investment, consolidation of accounts, address corrections, changes of registration, and stock certificate holdings, contact:

United Missouri Bank
Securities Transfer
P. O. Box 410064
Kansas City, MO 64141

Inquiries regarding receipt of corporate information such as Annual Report, Quarterly Reports, 10-K, financial media relations or customer inquiries, contact:

KV Pharmaceutical Company
(314) 645-6600
Investor Relations Department
Catherine Biffignani, Ext. 5722
www.kvpharmaceutical.com


KV
PHARMACEUTICAL



KV Pharmaceutical Company
2503 South Hanley Road
St. Louis, MO 63144
314-645-6600
www.kvpharmaceutical.com